Exhibit 1

Harry Winston Diamond Corporation Announces Second Quarter Fiscal 2009 Results

TORONTO, CANADA (September 9, 2008) – Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) today reported second quarter results for the period ending July 31, 2008.  The Company recorded an increase in consolidated sales for the quarter of 7%, generating a 23% increase in gross margin and a 30% increase in consolidated earnings from operations compared to the results of the second quarter of the prior year. Consolidated quarterly sales totalled $186.1 million with earnings from operations of $73.4 million compared to $173.3 million and $56.2 million, respectively, for the comparable quarter of the prior year.

Net earnings were $49.9 million, or $0.81 per share, compared to net earnings of $20.1 million, or $0.34 per share, respectively, in the second quarter of the prior year. Net earnings for the comparable quarter of the prior year were reduced by a net $11.8 million foreign exchange loss, or $0.20 per share, as a result of the strengthening of the Canadian dollar relative to the US dollar, compared to a net $5.3 million foreign exchange gain in the current quarter, or $0.09 per share.

“The international cachet of the Harry Winston brand has proven its strength despite difficult trading conditions in both the US and Japanese markets. This expanded market place has also delivered strong pricing for our rough diamond sales in the face of lower than anticipated production from the Diavik Mine as we work through the transition from one open pit to the next and the uncertainty in production forecasting that this entails. The construction program to develop the underground portions of the ore bodies that add lifetime and operational security to the project is well advanced and comfortably within schedule and cost budgets,” said Robert A. Gannicott, Chairman and Chief Executive Officer.

Thomas J. O’Neill, President of Harry Winston Diamond Corporation added, “Our businesses in Asia, Europe and the Middle East have been sufficient to offset the general market softness in the US and Japan; this contributed to our strong retail finish for second quarter.  Together with solid results from the first quarter, the first half of the year has put us on firm footing into the second half of the year.”

Earnings from operations for the mining segment increased 27% to $67.5 million compared to the comparable quarter of the prior year. Rough diamond production for the second calendar quarter was down 23% to 1.0 million carats produced versus 1.3 million for the comparable quarter of the prior year resulting from the continuing grade variation in the A-154 South pipe and the initial stripping of low grade A-418 ore mixed with waste overburden material. Mining sales of $105.0 million remained at a consistent level with the prior year as higher diamond prices compensated for reduced volume.

The retail segment recorded a 19% increase in sales to $81.1 million with earnings from operations of $5.9 million compared to earnings from operations of $3.2 million in the comparable quarter of the prior year. Retail segment SG&A as a percentage of sales decreased to 42% in the second quarter from 43% in the comparable quarter of the prior year.

Second Quarter Fiscal 2009 Financial Highlights
(US$ in millions except Earnings per Share amounts)

	Three months ended Jul. 31, 2008	Three months ended Jul. 31, 2007	Six months ended Jul. 31, 2008	Six months ended Jul. 30, 2007
Sales	186.1	173.3	342.2	314.6
Earnings from operations	73.4	56.2	113.0	92.3
Net earnings	49.9	20.1	71.2	23.3
Earnings per share	$0.81	$0.34	$1.17	$0.40

Dividend Announcement

Harry Winston Diamond Corporation is pleased to declare an eligible quarterly dividend payment of US$0.05 per share.  Shareholders of record at the close of business on October 15, 2008, will be entitled to receive payment of this dividend on October 29, 2008.

Conference Call and Webcast

As previously announced, Harry Winston Diamond Corporation will host a conference call for analysts, investors and other interested parties on Wednesday, September 10, beginning at 10:00AM EDT. Listeners may access a live broadcast of the conference call on the company’s investor relations web site at http://investor.harrywinston.com or by dialing 866.713.8564 within North America or 617.597.5312 from international locations and entering passcode 73778735.

An online archive of the broadcast will be available by accessing the company's investor relations web site at http://investor.harrywinston.com.  A telephone replay of the call will be available one hour after the call through 11:00PM (EDT), Wednesday, September 24, 2008, by dialing 888.286.8010 within North America or 617.801.6888 from international locations and entering passcode 16919976.

Information in this news release that is not current or historical factual information may constitute forward-looking information or statements within the meaning of applicable securities laws. Implicit in this information, particularly in respect of statements as to future operating results and economic performance of Harry Winston Diamond Corporation and statements about the Diavik Diamond Mine, are assumptions regarding world economic conditions, projected revenue and expenses, diamond prices, construction timelines and budgets, ore grades and the Canadian/US dollar exchange rate. These assumptions, although considered reasonable by Harry Winston Diamond Corporation at the time of preparation, may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining and mine development activities, risks associated with underground construction activities, risks associated with joint venture operations, risks associated with the remote location of the Diavik Diamond Mine site, risks associated with regulatory and financing requirements, fluctuations in diamond prices, changes in world economic conditions, increased competition from other luxury goods retailers, changes in consumer preferences and tastes in jewelry, and the risk of continued fluctuations in the Canadian/US dollar exchange rate.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation (TSX: HW; NYSE: HWD) is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. The company supplies rough diamonds to the global market from its 40% interest in the Diavik Diamond Mine, located in Canada’s Northwest Territories.  The company’s retail division, Harry Winston, Inc., is a premier jewelry and timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo and Beverly Hills. For more information, please go to www.harrywinston.com or for investor information, visit investor.harrywinston.com.

Contact:

Kelley Stamm
 kstamm@harrywinston.com
 416.362.2237 ext.223